Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 1 to Registration Statement No. 333-142893 of our report dated March 28, 2008 relating to the consolidated balance sheets of CPG International Inc. and Subsidiaries (the “Successor”) as of December 31, 2007 and 2006  and the related consolidated statements of operations, shareholder’s equity, and cash flows of the Successor for the years ended December 31, 2007 and 2006 and the period May 11, 2005 to December 31, 2005 and of Compression Polymers Holdings LLC (the “Predecessor”) for the period January 1, 2005 to May 10, 2005, appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

May 6, 2008